SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


FORM RW
REGISTRATION STATEMENT WITHDRAWAL
UNDER THE SECURITIES ACT OF 1933



SURGILIGHT, INC.
(Exact Name of Company as specified in its charter)


       Florida		    000-24897		   35-1990562
(State Incorporation)   (Commission file No.)  (IRS Employer ID)

12001 Science Drive, Suite 140
Orlando, Florida 32826
 (Address of principal executive offices)



Timothy J. Shea
President and Chief Operating Officer
SURGILIGHT, INC.
12001 Science Drive, Suite 140
Orlando, Florida 32826
(Name and address of agent for service)

Company's telephone number: (407) 482-4555



Pursuant to Regulation Sec. 230.477 of the Securities Act of 1933 and Item 9.1(c) of the Registration Statement filed April 5, 2005, the Registrant is withdrawing the Registration Statement under file #333-123843.

None of the 1,500,000 common shares of the Registrant have been issued prior to this Withdrawal Request.




SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Withdrawal and has duly caused this Request to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on this 5th day of April, 2005.

SURGILIGHT, INC.

By:
Timothy Shea, President


In accordance with the requirements of the Securities Act of 1933 as amended, this Withdrawal Request has been signed by the following persons in the capacities and on the date indicated.



SIGNATURE	TITLE		DATE

	   	 Director	4/5/05
Colette Cozean


		Director	4/5/05
Stuart E. Michelson


	   	 Director	4/5/05
Louis P. (Dan) Valente, C.P.A.


	   	 Director	4/5/05
Ronald Higgins